Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

November 14, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Pamela A. Long

Re:	Gold and GemStone Mining Inc. (the “Company”)
Current Report on Form 8-K
Filed May 4, 2012
File No. 333-165929

We refer to your letter of May 30, 2012 addressed to the Company with your comments on the Company’s Current Report on Form 8-K filed May 4, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Completion of Acquisition or Disposition of Assets, page 3

1.

Comment: We note your response to comment two in our letter dated May 30, 2012. You disclose that transfer of the concessions to the JV Company is anticipated to be completed in October 2012. With a view towards disclosure, please explain to us the process pursuant to which the concessions will be transferred to the JV Company and whether there are any challenges which may delay or prohibit the transfer process. Considering that your report on Form 10-Q for the quarterly period ended July 31, 2012, continues to reflect no assets, operations, or revenues, please provide us a detailed analysis, citing authoritative guidance, serving as the basis for your belief that you have "engaged in the acquisition of a going business and the direct acquisition of assets under Rule 12b2."

Response: There is no official transfer of the concessions from RMSL to the JV company which needs to be recorded with any government authorities. The original concession letters allow for the transfer of the concessions to a third party. The transfer is accomplished by contractual means and RMSL has notified the two chiefdoms who have formally agreed to extensions of the impending transfers. We have completed such transfers for two of the concessions and have attached the associated transfer letters as exhibits to the amended Super 8-K.

Governmental Regulations, page 7

2.

Comment: Please delete the words "On September" at the beginning of the second paragraph. In addition, please expand the disclosure in the third paragraph to indicate that the JV Company's registration to carry on small scale mining activities in Sierra Leone is effective during the period beginning September 18, 2012 and ending September 17, 2013. In this regard, we note the disclosure in the certificate of registration filed as exhibit ..53

Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

Response: We have eliminated this disclosure from the amended 8-K.

Description of Property, page 8

3.

Comment: We note your response to comment 13 in our letter dated May 30, 2012, in which you indicate that you will provide an amendment at a later date to include the requested maps. We reissue the comment. Please provide an index map showing the location of your properties.

Response: We have provided maps showing the locations of our concessions.

4.

Comment: We note your response to comment 14 in our letter dated May 30, 2012 in which you indicate that you will provide an amendment at a later date and will include the additional disclosure. We reissue prior comment 14. Please provide additional disclosure regarding your properties.

Response: We have provided additional disclosure regarding out concessions.

Plan of Exploration, page 15

5.

Comment: Refer to comment 17 in our May 30, 2012 letter. As noted previously, it appears that the total timeframe for Phase 2 is three and a half months rather than six months. Please revise the second table accordingly.

Response: We have revised the timetable for the individual action points so that they properly add up to six months.

The claims which are subject to our joint venture agreement with RMSL expire in October of 2012…, page 19

6.	Comment: The disclosure here is inconsistent with the disclosure on page 14 that two of the three mining concessions have been extended to May 2013. Please reconcile the disclosures.

Response: We have amended the disclosure on Page 19 so that it is consistent with the rest of the document.

Even if we discover a mineral reserve…, page 20
Mineral operations are subject to applicable law and government regulation…, page 20
Our properties are located in Sierra Leone…, page 21

Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

7.	Comment: Refer to comment three in our letter dated May 30, 2012. Please change the word "properties" to word "concessions" in these three risk factors.

Response: We have revised the wording in the specified risk factors.

Promoters and certain control persons, page 31; Transactions with Related Persons, page 34

8.	Comment: Please disclose the cost of the mining concessions acquired by your joint venture partner, Ridgeback Mining (Sierra Leone) Limited.

Response: We have added disclosure on the cost of acquisition of the concessions by RMSL.

Recent Sales of Unregistered Securities, page 36

9.

Comment: We note your response to comment 28 in our letter dated May 30, 2012. Disclose in this section is intended to capture acquisition of shares "in private transaction[s]." As such, please revise your disclosure to address our prior comment 28 in full.

Response: We have added the transfer of the management shares from our old management to our new management in this section of the report.

Change in Shell Company Status, page 39

10.

Comment: Refer to comment 29 in our letter dated May 30, 2012. As noted previously, we are unable to locate disclosure relating to the "Share Exchange" under Item 2.01 of Form 8-K. If you are referring to the transfer of 88,000,000 shares of common stock to incoming management and the cancellation of 180,000,000 shares of common stock by your former directors and officers, note that the transactions constitute a change of control, but not a change in your shell company status in the absence of direct acquisition of assets of a going business. Please advise, or revise your disclosure accordingly.

     Response: We have removed the reference to the share exchange and have revised the disclosure to specify that it was the acquisition of the concessions (asset acquisition) which triggered our non-shell status.

GOLD AND GEMSTONE MINING INC.

Per:	/s/ Charmaine King

Charmaine King
President and Director